Filed Pursuant to Rule 253(g)(2)
File No. 024-12110

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 10 DATED JULY 3, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of June 30, 2023;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Update to July 2023 Distribution; and
•	Real Estate Performance.

Net Asset Value as of June 30, 2023

As of June 30, 2023, our NAV per common share is $17.72. This NAV per common share shall be effective until updated by us on or about September 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2023 [1]	March 31, 2023 [1]
ASSETS
Investments, at fair value	$237,414	$258,223
Cash and cash equivalents	30,937	22,116
Current interest receivable	40	40
Other assets	578	366
Total Assets	$268,969	$280,745

LIABILITIES
Accounts payable	$1,898	$1,525
Due to related party	405	596
Dividends payable	841	1,668
Settling subscriptions	62	18
Redemptions payable	-	7,867
Total Liabilities	$3,206	$11,674

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 15,001,034 and 14,922,428 shares outstanding, net of accumulated amortization of deferred offering costs, on June 30, 2023 and March 31, 2023, respectively	$97,892	$97,322
Retained earnings	96,745	91,107
Net adjustments to fair value	71,126	80,642
NET ASSETS	$265,763	$269,071
NET ASSET VALUE PER SHARE, 15,001,034 and 14,922,428 shares outstanding for the periods ended June 30, 2023 and March 31, 2023, respectively	$17.72	$18.03

[1] Estimated Balance Sheets as of March 31, 2023 and December 31, 2022.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Share Redemption Plan Status

For the quarter ended June 30, 2023, we expect to redeem approximately 344,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from September 30, 2016 to June 30, 2023.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91
March 31, 2020	$12.94
June 30, 2020	$13.00
September 30, 2020	$13.41
December 31, 2020	$14.08
March 31, 2021	$14.30
June 30, 2021	$14.90
September 30, 2021	$17.67
December 31, 2021	$19.55
March 31, 2022	$20.32
June 30, 2022	$20.75
September 1, 2022	$21.10
December 31, 2022	$17.89
March 31, 2023	$18.03
June 30, 2023	$17.72

Update to July 2023 Distribution

On June 28, 2023, we announced a daily distribution of 0.0008219178 per share (the “July 2023 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2023 and ending on July 31, 2023. As of July 1, 2023, the July 2023 Daily Distribution Amount equates to approximately 1.69% on an annualized basis calculated at the current rate, assuming a $17.72 per share purchase price.

Real Estate Performance

The Company experienced a slight decrease in NAV driven by (among other things) macroeconomic headwinds and rising interest rates which resulted in slightly higher cap rates across the portfolio.

However, the decreases were slightly offset by the generally strong fundamentals across the portfolio, especially in properties such as the Lexington Property and the Westly Shores Property, for example. We remain confident in the stability of the Company's portfolio and its long term return potential, even in the current macroeconomic environment.